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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 SCHEDULE TO/A
                                (Rule 14d-100)

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               -----------------

                                 Peapod, Inc.
                           (Name of Subject Company)

                               -----------------

                            Bean Acquisition Corp.
                          Ahold U.S.A. Holdings, Inc.
                     Koninklijke Ahold N.V. (Royal Ahold)

                           (Names of Filing Persons)

                    Common Stock, par value $.01 per share
        (together with the associated Preferred Stock purchase rights)
                        (Title of Class of Securities)

                                   704718105

                     (CUSIP Number of Class of Securities)

                               -----------------

                            Ton van Tielraden, Esq.
                            Koninklijke Ahold N.V.
                               Albert Heijnweg 1
                                1507 EH Zaandam
                                The Netherlands
                              011-31-75-659-9111
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                               -----------------

                                  Copies to:
                              John M. Reiss, Esq.
                            Oliver C. Brahmst, Esq.
                               White & Case LLP
                          1155 Avenue of the Americas
                           New York, New York 10036
                                (212) 819-8200

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Checkthe appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Checkthe following box if the filing is a final amendment reporting the results of the tender offer: [_]


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   This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001, as amended by Amendment No. 1 filed on August 1, 2001 and Amendment No. 2 filed on August 7, 2001 (as amended, the "Schedule TO"), relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and an indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Items 5 and 11. Past Contacts, Transactions, Negotiations and Agreements; Additional Information

   Items 5 and 11 are hereby amended and supplemented by adding the following:

   (1) The following paragraph is added in its entirety to the end of "The Tender Offer--Section 13--Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase:

   "The parties have reached an agreement in principle to settle the Hartley Complaint. On August 16, 2001, the parties to the Hartley Complaint signed a memorandum of understanding setting forth the terms of the settlement, which is subject to final court approval. Pursuant to the settlement, Royal Ahold is providing certain additional disclosure set forth in Amendment No. 3 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001. Plaintiff's counsel will apply to the Court for an award of fees and expenses not to exceed $120,000. Defendants will not oppose such application."

   (2) The following paragraphs are inserted as a new paragraphs after the first paragraph appearing in "The Tender Offer--Section 7--Certain Information Concerning Peapod--Certain Projected Financial Data for Peapod" of the Offer to
Purchase:

   "In May 2000, the Peapod Board set a goal for Peapod of reaching a positive cash flow position by the end of 2003. In November 2000, Peapod's management presented the Peapod Board with management's plan through 2003 requiring $145 million additional cash to reach a positive cash flow position. In February 2001, the Peapod Board requested management to focus on operational profitability in current markets. In addition, the Peapod Board asked management to prepare a revised 3-year plan which minimized cash expenditures.

   In May 2001, management developed the $110 million plan (referred to in "Special Factors--Background of the Offer" and the first paragraph of this section "Certain Projected Financial Data for Peapod") which replaced the November 2000 $145 million plan and required $110 million to reach a positive cash flow position. The $110 million plan included the payment of $25-30 million in accrued dividends on the Series C Shares (and the previously held Series B Shares) owed to Royal Ahold, as well as future dividends payable to Royal Ahold, and repayment of principal and interest on the Credit Agreement. Capital needs under this plan were reduced through slower expansion plans, reduced spending and increased pricing. However, the $110 million plan did not achieve a positive cash flow position until the third quarter of 2004. The $110 million plan did not contemplate Peapod entering any new markets. Peapod would limit itself to its existing markets of Chicago, Boston, Southern Connecticut, New York and Washington, D.C. The $110 million plan did contemplate the addition of two new warerooms in the second half of 2001 and two new warehouses in the second half of 2002.

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   Subsequently, management developed the $115 million plan referred to in the first paragraph of this section "Certain Projected Financial Data for Peapod" and referred to as the Peapod Revised Plan in "Special Factors--Background of the Offer", which, if achieved, would result in a positive cash flow position in the third quarter of 2003, but would require $115 million. The Peapod Revised Plan contemplated continuing operations in the company's existing markets (Chicago, Boston, Southern Connecticut, New York and Washington, D.C.) and expansion into two new markets, Philadelphia and New Jersey. The majority of the $115 million in cash needed under the Peapod Revised Plan would be spent on operations including investment in new distribution centers and marketing.

   All the plans were prepared by members of Peapod's management."

   (3) In the twenty-seventh paragraph (beginning with "At a teleconference meeting on July 6, 2001, . . .") appearing in "Special Factors--Background of the Offer" of the Offer to Purchase, the following sentences are inserted immediately after the second sentence "Since Royal Ahold would not agree to this, Mr. Meurs indicated that although he could not yet make a proposal, he would recommend to the Royal Ahold Supervisory Board that he be authorized to offer $2.10 per share for the remaining Shares of Peapod.":

   "The Special Committee informed Mr. Meurs that its goal was to obtain a price of $2.50 per share, but that the Special Committee would accept $2.25 per share if that price could be agreed upon that day. Mr. Meurs stated that he would not recommend $2.25 per share at that time. Mr. Meurs indicated that if an additional $.05 per share would satisfy the Special Committee, he would recommend $2.15 per share to the Royal Ahold Supervisory Board. The Special Committee agreed to Mr. Meurs recommending to the Royal Ahold Supervisory Board that he be authorized to offer $2.15 per share."

   (4) The following paragraph is inserted as a new paragraph after the eleventh paragraph (beginning with "On March 30, 2001, Mr. VanStekelenburg contacted . . .") appearing in "Special Factors--Background of the Offer" of the Offer to Purchase:

   "On April 2, 2001, at a meeting of the Special Committee Mr. VanStekelenburg disclosed to Mr. Myhren that Mr. VanStekelenburg held a relatively small amount (less than $100,000) of stock in Royal Ahold in a discretionary account and that prior to 1991 he served as CEO and President of G.V.A., Inc., a subsidiary of Royal Ahold. After discussion with Morris, Nichols, Mr. Myhren concluded that Mr. VanStekelenburg did not have a conflict of interest that precluded him from serving on the Special Committee."

Item 12. Material to be Filed as Exhibits.

   Item 12 is hereby amended and supplemented by adding the following:

   Exhibit (a)(9) Supplement to holders of shares of Common Stock of Peapod, dated August 16, 2001.

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                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Dated: August 16, 2001                      KONINKLIJKE AHOLD N.V.

                                                By: /s/ Robert G. Tobin
                                                ---------------------------
                                                Name: Robert G. Tobin
                                                Title: Vice President


                                                AHOLD U.S.A. HOLDINGS, INC.
                                                By: /s/ Robert G. Tobin
                                                ---------------------------
                                                Name: Robert G. Tobin
                                                Title: Director

                                                BEAN ACQUISITION CORP.
                                                By: /s/ Robert G. Tobin
                                                ---------------------------
                                                Name: Robert G. Tobin
                                                Title: President

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